MAY 2, 2006

VIA FACSIMILE (202) 772-9368

AND FEDERAL EXPRESS

H. Roger Schwall

Division of Corporation Finance

Securities and Exchange Commission

100 F St. N.E.

Washington, DC 20549

Re:	Maverick Oil and Gas, Inc.
Registration Statement on Form S-1
File No. 333-131913

Dear Mr. Schwall:

Pursuant to Rule 461(a), Maverick Oil and Gas, Inc. (the “Company”) respectfully requests that the effective date of its Registration Statement on Form S-1 be accelerated so that it be declared effective by the Commission at 5:30 p.m. EST on Wednesday, May 3, 2006 or as soon thereafter as practicable.

In addition, in support of this acceleration request, the Company acknowledges the following:

(i)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
(ii)

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relive the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)

the Company may not asset staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me if you have any questions with respect to this request.

Very truly yours,
MAVERICK OIL AND GAS, INC.
By: /s/V. Ray Harlow V. Ray Harlow

cc:	Carmen Moncada-Terry